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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (D) (1)
         OR SECTION 13 (E) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

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                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                  SERIES A 6.75% CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

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                                   923433106
                                   923433502
                                   923433304
                     (CUSIP Number of Class of Securities)

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                               Kazuhiko Shimada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8290
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  SCHEDULE 13D            Page 2 of 7 Pages
  CUSIP No. 923433 10 6

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 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Rocky, Inc.

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS*
  00

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

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               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

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               8 SHARED VOTING POWER
                  9,053,754 shares/1/

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               9 SOLE DISPOSITIVE POWER
                  0

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              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

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14 TYPE OF REPORTING PERSON*
  CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 3 of 7 Pages
  CUSIP No. 923433 10 6



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 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Nippon Telegraph and Telephone Corporation

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

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 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

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               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 4 of 7 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Communications Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

   This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser"), NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), and Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), on May 17, 2000, as amended by Amendment No. 1 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), of Verio Inc., a Delaware Corporation ("Verio"), all issued and outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of Verio and certain outstanding warrants to purchase 1,306,228 shares of Common Stock of Verio, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

   This Amendment also amends and supplements the Schedule 13D of NTT, NTT Communications and NTT Rocky, Inc. originally filed on May 22, 1998, as amended.

ITEM 11. ADDITIONAL INFORMATION.

   The section of the Offer to Purchase entitled "Legal Matters; Required Regulatory Approvals--Antitrust" is hereby amended and supplemented by adding the following thereto:

     "On May 30, 2000, NTT Communications and Verio filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") their Hart-Scott-Rodino Notification and Report Forms. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated at any time after 11:59 p.m., New York City time, on June 14, 2000, unless NTT Communications or Verio receives a request for additional information from the Antitrust Division or the FTC or unless early termination of the waiting period is granted."

   The section of the Offer to Purchase entitled "Legal Matters; Required Regulatory Approvals--Exon-Florio Amendment" is hereby amended and supplemented by adding the following thereto:

     "On May 30, 2000, NTT Communications and Verio filed a joint voluntary notice with the Committee on Foreign Investment in the United States ("CFIUS") under Section 721 of the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment"), relating to the proposed acquisition of Verio by NTT Communications pursuant to the Merger Agreement. Under the Exon-Florio Amendment, CFIUS is required to determine whether to commence an investigation by June 29, 2000. If NTT Communications does not receive notification from CFIUS prior to the current Expiration Date of the Offer, 12:00 midnight, New York City time, on June 14, 2000, that CFIUS will not commence an investigation, NTT Communications expects to extend the Offer until 12:00 midnight, New York City time, on June 29, 2000. If CFIUS does commence an investigation within the prescribed time period, it must complete the investigation and submit a report and recommendation to the President of the United States within 45 calendar days following the determination to commence an investigation. The President then has 15 calendar days following the completion of CFIUS's investigation to take action with respect to the transaction."

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Chaser Acquisition, Inc.

                                                    /s/ Junichi Nomura
                                          By: _________________________________
                                                      Junichi Nomura
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13D

                                          Nippon Telegraph and Telephone
                                           Company

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          NTT Rocky, inc.

                                                   /s/ Keisuke Nakasaki
                                          By: _________________________________
                                                     Keisuke Nakasaki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13E-3

                                          Verio Inc.

                                                   /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                          Name: _______________________________
                                                  Chief Executive Officer
                                          Title: ______________________________

Date: May 31, 2000